EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Parent
Banner Corporation
	Percentage of	Jurisdiction of State of
Subsidiaries	Ownership	Incorporation
Banner Bank (1)	100%	Washington
Islanders Bank (1)	100%	Washington
Banner Capital Trusts II, III, IV, V, VI, and VII (1)	100%	Washington
Springer Development LLC (2)	100%	Washington
Community Financial Corporation (2)	100%	Oregon
Northwest Financial Corporation (2)	100%	Washington

(1)	Wholly-owned by Banner Corporation

(2)	Wholly-owned by Banner Bank

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